UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

The9 Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

88337K104

(CUSIP Number)

Jun Zhu

Incsight Limited

c/o 21/F, Building No. 3, 690 Bibo Road

Zhangjiang Hi-Tech Park

Pudong New Area, Shanghai 201203

People’s Republic of China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 25, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	88337K104

1	NAMES OF REPORTING PERSONS Jun Zhu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,022,916(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,022,916(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,022,916(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Consists of (i) 6,107,334 ordinary shares and 912,094 ordinary shares represented by American depositary shares held by Incsight Limited, a British Virgin Islands company that is wholly owned and controlled by Jun Zhu, and (ii) 7,003,488 ordinary shares that Jun Zhu has the right to acquire upon exercise of options within 60 days after January 5, 2017.
(2)	Based on 57,283,929 ordinary shares of the Issuer issued and outstanding as of January 5, 2017, together with 7,003,488 ordinary shares that Jun Zhu has the right to acquire upon exercise of options within 60 days after January 5, 2017.

CUSIP No.	88337K104

1	NAMES OF REPORTING PERSONS Incsight Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,019,428
	8	SHARED VOTING POWER 0(1)
	9	SOLE DISPOSITIVE POWER 7,019,428
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,019,428(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	On November 26, 2004, Incsight Limited and Bosma Limited entered into a voting agreement with respect to the election of the board of directors of the Issuer. However, ordinary shares held by Bosma Limited are not included for purposes of calculating beneficial ownership of Incsight Limited.
(2)	Based on 57,283,929 ordinary shares of the Issuer issued and outstanding as of January 5, 2017.

EXPLANATORY NOTE

This Amendment No. 2 (the “Amendment”) amends the Statement on Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on December 24, 2015, as amended by the Amendment No. 1 to the Schedule 13D filed with the SEC on March 29, 2016 (the “Schedule 13D”), by Jun Zhu and Incsight Limited (the “Reporting Persons,” and each, a “Reporting Person”) with respect to the ordinary shares, par value US$0.01 per share (the “Ordinary Shares”), of The9 Limited (the “Issuer”). Capitalized terms used herein but not otherwise defined herein have the meanings given to them in the Schedule 13D. This Amendment is being filed to report a material change in beneficial ownership by the Reporting Persons, and amends Items 3 and 5 of the Schedule 13D. Except as provided herein, all other information in the Schedule 13D remains the same.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented by the following.

On August 6, 2016, as approved and authorized by the Board of Directors of the Issuer and pursuant to the Sixth Amended and Restated 2004 Stock Option Plan, the Issuer granted Mr. Zhu an option to purchase in aggregate 5,000,000 Ordinary Shares at an exercise price of US$1.86 per Ordinary Share, subject to the terms and conditions set forth in a stock option agreement, dated August 6, 2016, between the Issuer and Mr. Zhu. Pursuant to the stock option agreement, the option will vest in phases according to the development and financing schedule of Cross Fire Mobile, a mobile game under development by the Issuer. According to the agreement, a portion of the option to purchase 1,825,397, 1,904,762, 952,381 and 317,460 Ordinary Shares will vest (i) five days after Cross Fire Mobile commenced trading on the Inner Mongolia Culture Assets and Equity Exchange (the “Exchange”); (ii) when the testing of Cross Fire Mobile commences; (iii) when Cross Fire Mobile is commercialized; and (iv) two months after commercialization of Cross Fire Mobile, respectively. On October 19, 2016, Cross Fire Mobile commenced trading on the Exchange, and as a result, the option to purchase 1,825,397 Ordinary Shares vested on October 25, 2016.

Item 5. Interest in Securities of the Issuer.

The first paragraph under Item 5(a)–(b) of the Schedule 13D is hereby amended and restated as follows.

(a)–(b) The responses of each Reporting Person to Rows (11) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 57,283,929 Ordinary Shares issued and outstanding as of January 5, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2017

/s/ Jun Zhu
Jun Zhu

Incsight Limited

By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Director